EXHIBIT 99.1

Lifeway Foods Announces Results for the Third Quarter of 2012

Third Quarter 2012 Net Sales Increase 16% to $20.6 Million

Company Reports Record Third Quarter Earnings per Diluted Share of $0.09 Compared to $0.06 Last Year

Morton Grove, IL — November 14, 2012—Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, today announced results for the third quarter ended September 30, 2012.

“We are excited to announce another quarter of record growth with our quarterly earnings increasing at more than double the corresponding increase in our rate of sales,“ said Julie Smolyansky, CEO of Lifeway Foods, Inc.  “In the third quarter, we were also able to strengthen our balance sheet and increase our cash flows, while returning value to our shareholders through a dividend.  Going forward, we believe that our growth strategies combined with improved operating efficiencies will enable us to report the strongest results in our Company’s history.”

Third Quarter Results
Third quarter of 2012 gross sales increased 16% to $22.5 million compared to $19.4 million for the third quarter of 2011.  This increase is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids and BioKefir™.  Lifeway’s Frozen Kefir line contributed approximately $0.7 million to sales during the third quarter of 2012.

Total consolidated net sales increased 16% or $2.9 million to $20.6 million during the three-month period ended September 30, 2012 from $17.7 million during the same three-month period in 2011.  Net sales are recorded as gross sales less promotional activities such as slotting fees paid, couponing, spoilage and promotional allowances as well as early payment terms given to customers.

Gross profit for the third quarter of 2012 increased 18% to $7.5 million, compared to $6.3 million in the third quarter of the prior year. The Company's gross profit margin was 33% in the third quarter, which was approximately the same in the third quarter of 2011. This was primarily attributable to a 20% decrease in the cost of conventional milk, the Company’s largest raw material, partially offset by a 10% increase in the cost of organic milk.

Total operating expenses increased 13% or $0.6 million to $5.4 million during the third quarter of 2012, from $4.8 million during the same period in 2011. This increase was primarily attributable to increased general and administrative expenses.

Total operating income increased $0.5 million to $2.1 million during the third quarter of 2012, from $1.6 million during the same period in 2011.  The increase in operating income is related to the increase in gross profit.

The Company’s third quarter 2012 effective tax rate was 32% compared to 30% in the same period last year.

Total net income was $1.4 million or $0.09 per diluted share for the three-month period ended September 30, 2012 compared to $1.0 million or $0.06 per diluted share in the same period in 2011.

Balance Sheet/Cash Flow Highlights
The Company had $2.4 million in cash and cash equivalents as of September 30, 2012 compared to a $0.86 million at September 30, 2011.   Total stockholder’s equity was $38.4 million as of September 30, 2012, which is an increase of $2.6 million when compared to September 30, 2011.

Net cash provided by operating activities increased $3.5 million to $6.1 million for the first nine months of 2012. This increase reflects the Company’s improvement in operating efficiencies.

Net cash used in investing activities was $1.2 million during the nine-months ended September 30, 2012 compared to net cash used in operating activities of $2.1 during the same period in 2011.  This decrease is primarily attributable to the decrease in purchases of investments of $0.7 million.

Conference Call
The Company will host a conference call to discuss these results with additional comments and details on Thursday, November 15, 2012 at 9:00 a.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through November 29, 2012.  In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer.

About Lifeway Foods
Lifeway Foods, Inc. (LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the fifth consecutive year, is America’s leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. In addition to its line of Kefir products, the company produces a variety of Frozen Kefir and probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores. Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir YouTube: http://www.youtube.com/user/lifewaykefir.

Forward Looking Statements
Investors and readers are cautioned that certain statements contained in this news release, as well as some statements in periodic press releases and some oral statements of Lifeway officials during presentations about Lifeway, along with Lifeway’s filings with the Securities and Exchange Commission, including Lifeway’s registration statements, quarterly reports on Form 10-Q and annual report on Form 10-K, are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act''). Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as "expects," "anticipates,'' "intends,'' "plans,'' "could," "might," "believes,'' "seeks," "estimates'' or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions, which may be provided by Lifeway’s management, are also forward-looking statements within the meaning of the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to various risks, uncertainties and assumptions including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and Exchange Commission. Investors are cautioned that actual results may differ materially from such forward-looking statements. These statements are not guarantees of future performance and Lifeway undertakes no specific obligation or intention to update these statements after the date of this release.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
John Mills 646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
September 30, 2012 and 2011 (Unaudited) and December 31, 2011

	(Unaudited)
	September 30,			December 31,
	2012		2011	2011
ASSETS

Current assets
Cash and cash equivalents		$2,379,565	$860,683	$1,115,150
Investments		2,032,598	1,814,344	1,695,044
Certificates of deposits in financial institutions		450,000	300,000	300,000
Inventories		5,569,887	5,779,926	4,954,475
Accounts receivable, net of allowance for doubtful
accounts and discounts		10,002,065	9,362,672	7,950,276
Prepaid expenses and other current assets		45,350	86,402	79,630
Other receivables		3,946	14,833	224,204
Deferred income taxes		315,887	458,001	338,690
Refundable income taxes		84,828	---	41,316
Total current assets		20,884,126	18,676,861	16,698,785

Property and equipment, net		14,754,312	15,380,717	15,198,822

Intangible assets
Goodwill and other non amortizable brand assets		14,068,091	14,068,091	14,068,091
Other intangible assets, net of accumulated amortization of
$3,662,477 and $2,891,981 at September 30, 2012 and 2011
and 3,087,940 at December 31, 2011, respectively		4,643,523	5,414,019	5,218,060
Total intangible assets		18,711,614	19,482,110	19,286,151

Other Assets
Long-term accounts receivable net of current portion		162,522	---	289,550
Total assets		$54,512,574	$53,539,688	$51,473,308

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Checks written in excess of bank balances	$	---	$870,987	$592,040
Current maturities of notes payable		580,781	1,923,436	1,540,716
Accounts payable		5,118,902	4,529,757	4,386,239
Accrued expenses		894,092	857,862	553,725
Accrued income taxes		1,341,652	351,107	---
Total current liabilities		7,935,427	8,533,149	7,072,720

Notes payable		5,096,675	5,882,691	5,539,836

Deferred income taxes		3,112,529	3,313,092	3,503,595
Total liabilities		16,144,631	17,728,932	16,116,151

Stockholders' equity
Common stock, no par value; 20,000,000 shares authorized;
17,273,776 shares issued; 16,359,017 shares
outstanding at September 30, 2012; 17,273,776 shares
issued; 16,425,809 shares outstanding at September 30,
2011; 17,273,776 shares issued; 16,409,317 shares
outstanding at December 31, 2011		6,509,267	6,509,267	6,509,267
Paid-in-capital		2,032,516	2,032,516	2,032,516
Treasury stock, at cost		(8,077,239)	(7,447,975)	(7,606,974)
Retained earnings		37,831,275	34,797,229	34,431,296
Accumulated other comprehensive loss, net of taxes		72,124	(80,281)	(8,948)
Total stockholders' equity		38,367,943	35,810,756	35,357,157

Total liabilities and stockholders' equity		$54,512,574	$53,539,688	$51,473,308

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three and Nine Months Ended September 30, 2012 and 2011 (Unaudited)

	(Unaudited)				(Unaudited)
	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2012		2011		2012		2011

Sales	$22,617,132		$19,423,533		$66,876,986		$58,383,802
Less: discounts and allowances	(1,997,399)		(1,721,929)		(6,306,675)		(5,180,377)
Net sales	20,619,733	20,619,733	17,701,604	17,701,604	60,570,311	60,570,311	53,203,425	53,203,425

Cost of goods sold		12,738,310		10,958,115		37,079,491		32,883,760
Depreciation expense		407,567		396,732		1,219,721		1,163,939

Total cost of goods sold		13,145,877		11,354,847		38,299,212		34,047,699

Gross profit		7,473,856		6,346,757		22,271,099		19,155,726

Selling expenses		2,974,294		2,661,983		8,300,810		7,545,239
General and administrative		2,225,224		1,921,111		6,319,259		5,489,072
Amortization expense		197,129		195,958		574,538		587,874

Total operating expenses		5,396,647		4,779,052		15,194,607		13,622,185

Income from operations		2,077,209		1,567,705		7,076,492		5,533,541

Other income (expense):
Interest and dividend income		16,270		14,465		52,321		49,152
Rental income		4,270		4,546		10,284		5,196
Interest expense		(41,897)		(61,074)		(136,000)		(195,502)
Gain (loss) on sale of investments,		4,024		(33,477)		26,415		(35,533)
net
Loss on disposition of assets		---		(20,135)		---		(20,135)
Total other income (expense)		(17,333)		(95,675)		(46,980)		(196,822)

Income before provision for
income taxes		2,059,876		1,472,030		7,029,512		5,336,719

Provision for income taxes		657,697		441,989		2,483,216		2,115,365

Net income		$1,402,179		$1,030,041		$4,546,296		$3,221,354

Basic and diluted earnings
per common share		0.09		0.06		0.28		0.20

Weighted average number of
shares outstanding		16,365,741		16,428,005		16,380,061		16,450,973

COMPREHENSIVE INCOME

Net income		$1,402,179		$1,030,041		$4,546,296		$3,221,354

Other comprehensive income
(loss), net of tax:
Unrealized gains (losses) on
investments (net of tax)		62,266		(83,118)		95,996		(57,263)
Less reclassification adjustment
for (gains) losses included in
net income (net of taxes)		(2,274)		18,914		(14,924)		20,076

Comprehensive income		$1,462,171		$965,837		$4,627,368		$3,184,167

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2012 and 2011 (Unaudited)

	(Unaudited)
	September 30
	2012	2011

Cash flows from operating activities:
Net income	$4,546,296	$3,221,354
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	1,794,259	1,751,813
Loss (gain) on sale of investments, net	(26,415)	35,533
Loss on disposition of equipment	---	20,135
Deferred income taxes	(458,424)	(186,677)
Bad Debt Expense	332,301	80,000
(Increase) decrease in operating assets:
Accounts receivable	(2,106,020)	(2,649,396)
Other receivables	220,258	89,847
Inventories	(615,412)	(1,794,552)
Refundable income taxes	(43,512)	906,748
Prepaid expenses and other current assets	34,280	71,913
Increase (decrease) in operating liabilities:
Accounts payable	732,663	346,276
Accrued expenses	340,367	348,403
Income taxes payable	1,341,652	351,107
Net cash provided by operating activities	6,092,293	2,592,504

Cash flows from investing activities:
Purchases of investments	(1,092,976)	(1,806,564)
Proceeds from sale of investments	802,026	990,397
Investments in certificates of deposits	(150,000)	(50,000)
Purchases of property and equipment	(775,210)	(1,241,388)
Net cash (used in) provided by investing activities	(1,216,160)	(2,107,555)

Cash flows from financing activities:
Proceeds of note payable	---	1,000,000
Checks written in excess of bank balances	(592,040)	(470,223)
Purchases of treasury stock	(470,265)	(1,022,429)
Dividends paid	(1,146,317)	---
Repayment of notes payable	(1,403,096)	(2,361,553)
Net cash used in financing activities	(3,611,718)	(2,854,205)

Net (decrease) increase in cash and cash equivalents	1,264,415	(2,369,256)

Cash and cash equivalents at the beginning of the period	1,115,150	3,229,939

Cash and cash equivalents at the end of the period	$2,379,565	$860,683